pwc

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-263376) of UBS AG and on Form S-3 (No. 333-111572) of Corporate Asset Backed Corporation of our report dated March 28, 2024, relating to the financial statements of Credit Suisse AG and its subsidiaries (the "Bank"), which appears in this Form 6-K/A.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
May 7, 2024